Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Caleres, Inc. Deferred Compensation Plan of our reports dated March 31, 2015, except for Note 18, as to which the date is October 9, 2015, with respect to the consolidated financial statements and schedule of Caleres, Inc. (formerly Brown Shoe Company, Inc.) included in its Registration Statement (Form S-4 No. 333-207382) on Form S-4 and our report dated March 31, 2015 with respect to the effectiveness of internal control over financial reporting of Caleres, Inc. included in its Annual Report (Form 10-K) for the year ended January 31, 2015, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

St. Louis, Missouri
January 7, 2016